July 20, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 969-2386

Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, New York 10105


Re:	AllianceBernstein Holding L.P.
	Form 10-K filed February 24, 2006
	File No. 001-09818

Dear Mr. Joseph:

	We have reviewed your response letter dated June 9, 2006 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      To the extent the following comments are applicable to AllianceBerstein L.P., File Number 000-29961, they should be considered with respect to future revisions to their filings with the
Commission.











Form 10-K for the period ended December 31, 2005

Financial Statements of AllianceBernstein L.P. and Subsidiaries

1. We refer to your response to Comment 1. Please discuss in MD&A in your next Form 10-Q for the period ended June 30, 2006 the following:

* how management gathers and analyzes its costs for decision making consistent with the recurring expenses recorded in the income statement;

* how the expense classifications recorded in the income statement directly support the revenue streams reported as recurring revenues of core operations; and

* why the Company considers the single-step income statement provides more useful information to investors that a multiple-step presentation under Rule 5-03 of Regulation S-X that includes separate disclosure of cost of services and non operating revenue and expenses.

2. We refer to your response to comment 2 and to the analysis of "Other revenues, net" and "Other expenses" in Attachment 1. In your next Form 10-Q for the period ended June 30, 2006 please revise the statement of income to reclassify gains on dispositions as non-operating income considering the assets generating these cash flows are no longer in the control of the Company`s and are not part of its future revenue generating core operations.

*	*	*


















Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3447 if your have any questions regarding these comments.


						Sincerely,



						Donald A. Walker
						Senior Assistant Chief Accountant
AllianceBernstein Holding L.P.
Robert H. Joseph, Jr.
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